Exhibit 10.2

July 7, 2008

Delivered in Person

Mr. Jean-Marc Pandraud

100 Waltham Street

Lexington, MA 02421

Dear Jean-Marc:

You have advised us of your decision to retire as an officer and employee of Entegris, Inc. and of its subsidiaries (the “Company”). The Company is willing to provide you with certain severance arrangements in connection with your retirement. The purpose of this letter is to confirm the agreement between you and the Company concerning your retirement and severance arrangements, as follows:

1. Resignation. You hereby resign from all positions and offices held by you with the Company and its subsidiaries effective July 7, 2008 (the “Separation Date”). You agree to provide the Company with reasonable assistance in transitioning your responsibilities to others. You further agree to execute all such other documents and forms in connection with your resignation as a director and officer of foreign subsidiaries of the Company.

2. Payment of Accrued Rights. You will receive pay for the following: (A) your base salary in effect through the Separation Date, to the extent not previously paid; (B) any bonus or variable compensation earned by you for any previously completed fiscal year but unpaid as of the Separation Date; (C) reimbursement for any unreimbursed business expenses properly incurred by you in accordance with Company policy prior to the Separation Date and properly submitted for reimbursement within sixty (60) days following the Separation Date; and (D) such reimbursements and benefits under the Company’s Benefit Plans, if any, to which the you became entitled prior to or on the Separation Date, including, but not limited to, any vacation accrued but unused through the Separation Date, as determined in accordance with Company policies.

3. Severance Benefits. In consideration of your acceptance of this Agreement and subject to your meeting in full your obligations under it, the Company will provide you or, in the event of your death, your estate, with the following severance pay and benefits:

(a)	The Company will provide severance pay for a period of twenty-four (24) months following the Separation Date (the “Severance Pay Period”) at your current base salary of Three Hundred Fifty-Six Thousand Three Hundred Eighty and No/100 Dollars ($356,380.00) per year. Payments will be made in the form of salary continuation and will begin on the next regular Company payday which is at least five business days following the later of the Separation Date or the date that a copy of this Agreement signed by you is received by the Company. The first payment would be retroactive to the day following the Separation Date.

(b)

If you are enrolled in the Company’s medical and dental plans, subject to receipt of any required consent by any health maintenance organization, health insurance provider or dental insurance provider with which you are enrolled, the Company will continue to pay the premium for these benefits through the earlier of (i) the expiration of twenty-four (24) months following the Separation Date; or (ii) the date you become eligible for coverage under the health plan of another employer. Upon termination of medical and dental benefits pursuant to clause (i) or (ii) above you may, at your own expense, elect to continue your participation and that of your eligible dependents in those plans for a period of time under the federal law

The Materials Integrity Management Company

Mr. Jean-Marc Pandraud

July 7, 2008

known as “COBRA.” In the event that any required consent by any health maintenance organization, health insurance provider or dental insurance provider with which you are enrolled is denied, and you elect to continue participation under “COBRA”, then the Company will pay the premium for such coverage for the duration of such continuation up to a total of twenty-four (24) months following the Separation Date provided, however, that in the event that the Company determines that it is unable to continue any such participation, it shall pay the cost, on an after-tax basis, of comparable coverage.

(c)	The Company will pay you the bonus payable under the Entegris Incentive Plan for fiscal year 2008 at Target level. This will be paid to you in early 2009 at the same time as bonuses are paid under the Entegris Incentive Plan to other executives.

(d)	If you are enrolled in the Company’s group life insurance plan on the Separation Date, subject to receipt of any required consent by any group life insurance provider, continuation of your participation in the Company’s group life insurance plan until the expiration of twenty-four months following the Separation Date.

(e)	Notwithstanding anything to the contrary in the Company’s equity-based plans or any equity award agreement between the Company and you, you shall have a period of one year following the Separation Date to exercise all stock options that are vested and outstanding as of the Separation Date, or until the date such stock options would have expired in the absence of a termination of employment, if earlier.

(f)	The reimbursement for the expense of outplacement services provided by an outplacement firm reasonably selected by you up to an aggregate of Fifteen Thousand and No/100 Dollars ($15,000).

(g)	Your contributions and the Company’s matching contributions to the Entegris Inc. 401(k) Savings and Profit Sharing Plan (2005 Restatement) shall terminate as of the Separation Date. The balances in your accounts under the Entegris Inc. 401(k) Savings and Profit Sharing Plan (2005 Restatement) and in the Entegris, Inc. Supplemental Executive Retirement Plan For Key Salaried Employees will be paid out to you in accordance with the terms of those plans and the requirements of law.

(h)	The services of the Employee Assistance Program shall, subject to any required consent of the service provider, likewise continue to be available to you through the earlier of (i) the expiration of twenty-four (24) months following the Separation Date; or (ii) the date you become eligible for coverage under the benefit plan of another employer.

(i)	You shall be entitled to retain the Company provided computer, cell phone and blackberry through December 31, 2008; likewise, your Entegris e-mail account shall be continued through December 31, 2008.

(j)	A final severance payment in an amount equal to: (i) the bonus payable under the Entegris Incentive Plan for fiscal year 2009 at Target level; plus (ii) the dollar value of all shares of restricted stock outstanding on the Separation Date valued at the higher of the actual market value as of the close of business on the Separation Date or actual market value as of the close of business on the business day immediately preceding the payment date specified below; plus (iii) the dollar value of one third of the shares covered by unvested stock option awards as of the Separation Date, valued at the higher of the per share closing price on the Separation Date or on the business day immediately preceding the payment date specified below; plus (iv) the performance share payouts under the 2006 performance share award for 2008 and 2009 at the level earned by the Company’s performance during those years. Payment of this final severance payment shall be made on or before July 7, 2010.

Mr. Jean-Marc Pandraud

July 7, 2008

4. Certain Tax Related Payments. Payments and benefits under this Agreement shall be made and provided without regard to whether the deductibility of such payments (or any other payments or benefits to or for your benefit) would be limited or precluded by Section 280G (“Section 280G”) of the U.S. Internal Revenue Code (the “Code”) and without regard to whether such payments (or any other payments or benefits) would subject you to the federal excise tax applicable to certain “excess parachute payments” under Section 4999 of the Code (the “Excise Tax”). If any portion of the payments or benefits to or for your benefit (including, but not limited to, payments and benefits under this Agreement but determined without regard to this paragraph) constitutes an “excess parachute payment” within the meaning of Section 280G (the aggregate of such payments being hereinafter referred to as the “Excess Parachute Payments”), the Company shall promptly pay to you an additional amount (the “gross-up payment”) that after reduction for all taxes (including but not limited to the Excise Tax) with respect to such gross-up payment equals the Excise Tax with respect to the Excess Parachute Payments; provided that to the extent any gross-up payment would be considered “deferred compensation” for purposes of Section 409A of the Code, the manner and time of payment, and the provisions of this Agreement, shall be adjusted to the extent necessary (but only to the extent necessary) to comply with the requirements of Section 409A with respect to such payment so that the payment does not give rise to the interest or additional tax amounts described at Section 409A(a)(1)(B) or Section 409A(b)(4) of the Code (the “Section 409A penalties”); and further provided that if, notwithstanding the immediately preceding proviso, the gross-up payment cannot be made to conform to the requirements of Section 409A of the Code, the amount of the gross-up payment shall be determined without regard to any gross-up for the Section 409A penalties. The determination as to whether your payments and benefits include Excess Parachute Payments and, if so, the amount of such payments, the amount of any Excise Tax owed with respect thereto, and the amount of any gross-up payment shall be made at the Company’s expense by Ernst & Young or by such other certified public accounting firm as the Company’s Board of Directors may designate (the “accounting firm”). Notwithstanding the foregoing, if the U.S. Internal Revenue Service shall assert an Excise Tax liability that is higher than the Excise Tax (if any) determined by the accounting firm, the Company shall promptly augment the gross-up payment to address such higher Excise Tax liability.

5. Consulting Services. For the period from the Separation Date through December 31, 2008 (the “Consulting Period”), you agree to provide the Company with the benefit of your advice and expertise with respect to the business and “customer facing” operations of the Company and to potential growth opportunities for the Company. During the Consulting Period, you will be available for consultation at such Company or Company customer locations and on such schedule as may be determined by mutual arrangement between you and Bertrand Loy. In addition, you agree to make yourself available for a reasonable number of telephone and written consultations. In consideration of consulting services to be rendered in accordance with this paragraph the Company agrees to pay you the sum of Seventy-Five Thousand and No/100 Dollars ($75,000.00) within five (5) business days following the conclusion of the Consulting Period. The Company will also reimburse you for all travel and related out of pocket expenses reasonably incurred by you in the performance of consulting services hereunder in accordance with the Company’s travel expense reimbursement policies applicable to executive officers. You further agree that the Company shall have the option to renew this consulting arrangement for an additional six month period, through June 2009 at the same compensation, payable at the end of any such renewal Consulting Period; you acknowledge and agree that the exercise of such renewal option shall be in the sole and absolute discretion of the Company. You further acknowledge and agree that you shall have no authority to bind the Company to any legal obligation and you further agree to disclose your lack of authority in any instance where you reasonably conclude third parties might take action based on a misunderstanding of your apparent or actual authority.

Mr. Jean-Marc Pandraud

July 7, 2008

6. Withholding. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law and all other deductions authorized by you.

7. Acknowledgement of Full Payment. You acknowledge and agree that the payments provided under paragraphs 2 and 3 of this Agreement are in complete satisfaction of any and all compensation due to you from the Company, whether for services provided to the Company or otherwise, through the Separation Date and that, except as expressly provided under this Agreement, no further compensation is owed to you. Without limiting the generality of the foregoing, except as provided in paragraph 3 above, you expressly waive and relinquish any and all rights you have, or might have, to any bonus or other incentive compensation or other compensation, of any kind or description, under any plan or program of the Company.

8. Status of Employee Benefits and Paid Time Off. Except as otherwise expressly provided in paragraph 3 of this Agreement, your participation in all employee benefit plans of the Company shall end as of the Separation Date, in accordance with the terms of those plans. You will not continue to earn vacation or other paid time off after the Separation Date.

9. Confidentiality and Non-Disparagement. You agree that you will continue to protect Confidential Information, as defined below, and that you will not, directly or indirectly, use or disclose it. You also agree that you will not disclose this Agreement or any of its terms or provisions, directly or by implication, except to members of your immediate family and to your legal and tax advisors, and then only on condition that they agree not to further disclose this Agreement or any of its terms or provisions to others. Further, you agree that, during the Severance Pay Period and thereafter, you will not disparage or criticize the Company or its Affiliates, their business, management or products, and that you will not otherwise do or say anything that could disrupt the good morale of Company employees or harm the interests or reputation of the Company or any of its Affiliates.

10. Return of Company Documents and Other Property. In signing this Agreement, you represent and warrant that, except as provided in paragraph 3 above, you have returned to the Company any and all documents, materials and information (whether in hardcopy, on electronic media or otherwise) related to business of the Company or any of its Affiliates and all keys, access cards, credit cards, computer hardware and software, Blackberries, telephones and telephone-related equipment and all other property of the Company and its Affiliates in your possession or control. Further, you represent and warrant that you have not retained any copy of any documents, materials or information of the Company or any of its Affiliates (whether in hardcopy, on electronic media or otherwise). Recognizing that your employment with the Company is ending as of the Separation Date, you agree that, except as provided in paragraph 3 above, you will not thereafter, for any purpose, attempt to access or use any Company computer or computer network or system. Further, you acknowledge that you have disclosed to the Company all passwords necessary or desirable to enable the Company to access all information which you have password-protected on any of its computer equipment or on its computer network or system.

11. Restricted Activities. You acknowledge that during your employment with the Company you have had access to Confidential Information which, if disclosed, would assist in competition against the Company and agree that the following restrictions on your activities are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company:

(a)

You agree that, during the period from the Separation Date through the expiration of twenty-four (24) months following the Separation Date, you will not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, compete

Mr. Jean-Marc Pandraud

July 7, 2008

with the Company within the United States or in any other country in which the Company was doing business, or planning to do business, as of the Separation Date. Specifically, but without limiting the foregoing, you agree not to work or provide services, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, to any Person, as defined below, that is engaged in any business that is competitive with the business of the Company, as conducted or in planning during your employment with the Company, unless the Company agrees, in advance and in writing, signed by an expressly authorized representative of the Company, to your working or providing services for a specified Person. The Company will so agree provided that it determines, in its sole discretion, that your acceptance of a position with such person or your provision of such work or services will not result in the use or disclosure of Confidential Information. You agree that the Company’s consent shall be acquired prior to accepting any such position or commencing any business activity which could be inconsistent with your obligations under this Agreement. You agree to provide the Company with all information that it may reasonably request in order to make a determination as contemplated hereunder.

(b)	You agree that during the period from the Separation Date through the expiration of twenty-four (24) months following the Separation Date, you will not, directly or indirectly, (i) hire any employee of the Company or seek to persuade any employee of the Company to discontinue employment or (ii) solicit or encourage any independent contractor providing services to the Company to terminate or diminish its/his/her relationship with the Company.

(c)	In signing this Agreement, you give the Company assurance that you have carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed on you under this paragraph 10. You agree without reservation that these restraints are necessary for the reasonable and proper protection of the Company and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area. You further agree that, were you to breach any of the covenants contained in paragraph 9 or 10 above or of this paragraph 11, the damage to the Company would be irreparable. You therefore agree that the Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by you of any of those covenants, without having to post bond. You and the Company further agree that, in the event that any provision of paragraph 9 or 10 above or of this paragraph 11 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

12. Employee Cooperation. You agree to cooperate with the Company hereafter with respect to all matters arising during or related to your employment, including but not limited to all matters in connection with any transition of duties to others, governmental investigation, litigation or regulatory or other proceeding which may have arisen or which may arise following the signing of this Agreement. The Company will reimburse your out-of-pocket expenses incurred in complying with Company requests hereunder, provided such expenses are authorized by the Company in advance. In the event that such cooperation requires that you devote working time after the expiration of twenty-four (24) months following the Separation Date, the Company agrees to provide you with reasonable compensation for your services.

Mr. Jean-Marc Pandraud

July 7, 2008

13. Release of Claims.

(a)	In exchange for the severance pay and other benefits provided you under this Agreement, to which you would not otherwise be entitled, on your own behalf and that of your heirs, executors, administrators, beneficiaries, personal representatives and assigns, you agree that this Agreement shall be in complete and final settlement of any and all causes of action, rights or claims that you have had in the past, now have, or might now have, whether known or unknown, of any kind or description, including without limitation any causes of action, rights or claims in any way related to, connected with or arising out of your employment or its termination or pursuant to Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the fair employment practices statutes of the state or states in which you have provided services to the Company or any of its Affiliates or any other federal, state or local law, regulation or other requirement and you hereby release and forever discharge the Company and its Affiliates and all of their respective past and present directors, shareholders, officers, employees, general and limited partners, members, managers, agents and representatives, their successors and assigns, and all others connected with them, and all employee benefit plans maintained by the Company and all trustees and plan administrators of such plans, both individually and in the official capacities of each of the foregoing individually, from any and all such causes of action, rights or claims. This release shall not apply to any claim for breach by the Company of its obligations under this Agreement.

(b)	This Agreement, including the release of claims set forth in the paragraph directly above, creates legally binding obligations and the Company has advised you to consult an attorney before signing this Agreement. In signing this Agreement, you give the Company assurance that you have signed it voluntarily and with a full understanding of its terms; that you have had sufficient opportunity, before signing this Agreement, to consider its terms and to consult with any of those persons to whom reference in made in the second sentence of paragraph 9 above; that you have consulted with an attorney of your choosing; and that, in signing this Agreement, you have not relied on any promises or representations, express or implied, that are not set forth expressly in this Agreement.

14. Definitions. As used in this Agreement:

“Affiliates” means any and all persons and entities controlling, controlled by or under common control with the Company, where control may be by management authority or equity interest.

“Confidential Information” means any and all information of the Company and its Affiliates that is not generally known to the public including, without limitation, all strategic business plans, marketing and sales data and information, all financial, technical personnel, manufacturing, operations, product and systems information. Confidential Information also includes all information received by the Company or any of its Affiliates from customers or other third parties with any understanding, express or implied, that the information would not be disclosed.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust or any other entity or organization, other than the Company or any of its Affiliates.

Mr. Jean-Marc Pandraud

July 7, 2008

15. Miscellaneous.

(a)	This Agreement constitutes the entire agreement between you and the Company relating to the termination of your employment by the Company and supersedes all prior and contemporaneous communications, agreements and understandings whether written or oral, with respect to your employment, its termination and all related matters, excluding only your obligations with respect to the securities of the Company, all of which shall remain in full force and effect in accordance with their terms.

(b)	This Agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and the Chief Executive Officer of the Company or his expressly authorized designee. The captions and headings in this Agreement are for convenience of reference only and in no way define or describe the scope or content of any provision of this Agreement. This is a Massachusetts contract and shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflict-of-law principles thereof.

(c)	If the duration of, scope of, or any business activity covered by this Agreement is in excess of what is valid and enforceable under applicable law, such provision will be construed to cover only that duration, scope, or activity that is valid and enforceable. You acknowledge that this Section 15(c) will be given the construction which renders its provisions valid and enforceable to the maximum extent, not exceeding its express terms, possible under applicable laws.

(d)	The obligation of the Company under paragraphs 2 and 3 of this Agreement are expressly conditioned upon your continued full performance of your obligations under this Agreement.

(e)	The amounts payable to you hereunder shall be absolutely owing, and not subject to reduction or mitigation as a result of employment by you elsewhere after the Separation Date.

(f)	There shall be no right of set-off or counterclaim in respect of any claim, debt or obligation against any payments to you, your dependents, beneficiaries or estate, provided for in this Agreement.

(g)	The Company will indemnify you for all costs and expenses (including fees and expenses of counsel) incurred by you in connection with an action to enforce you rights under this Agreement (including any action to enforce this right of indemnity) in which action you prevail.

(h)	No right, benefit or interest hereunder shall be subject to anticipation, alienation, sale, assignment, encumbrance, charge, pledge, hypothecation, or set-off in respect of any claim, debt or obligation, or to execution, attachment, levy or similar process, or assignment by operation of law. Any attempt, voluntary or involuntary, to effect any action specified in the immediately preceding sentence shall, to the full extent permitted by law, be null, void and of no effect.

(i)	No right or interest to or in any payments shall be assignable by you; provided, however, that this provision shall not preclude you from designating one or more beneficiaries to receive any amount that may be payable after your death and shall not preclude the legal representative of your estate from assigning any right hereunder to the person or persons entitled thereto under your will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to your estate.

(j)

The Company agrees that to the extent that its obligations hereunder remain unfulfilled, it shall require that any entity with which it merges or consolidates or to which it agrees to transfer substantially all of its assets expressly assume the obligations of the Company under this

Mr. Jean-Marc Pandraud

July 7, 2008

Agreement (including exercise of options vested pursuant to Paragraph 3(ej) above by a successor or award of substituted options by such) and that any successor or successors of such an entity, whether by merger, consolidation or transfer of assets, also expressly assume all such obligations. Notwithstanding the foregoing, the Company shall not be deemed to have breached its obligations under this subparagraph 15(j) if it negotiates with any successor entity to provide a substitute agreement on terms (which may be different than the terms herein) that are reasonably acceptable to you.

If the terms of this Agreement are acceptable to you, please sign, date and return it to me within forty-five (45) days following the date you receive it. You may revoke this Agreement at any time during the seven (7) day period immediately following the date of your signing. If you do not revoke it, then, at the expiration of that seven (7) day period, this letter will take effect as a legally-binding agreement between you and the Company on the basis set forth above. The enclosed copy of this letter, which you should also sign and date, is for your records.

Sincerely,

ENTEGRIS, INC.

/s/ GIDEON ARGOV
Gideon Argov President and Chief Executive Officer

Accepted and agreed:

Signature:	/s/ JEAN-MARC PANDRAUD

Date:	7/7/2008